UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company CNPJ (Corporate Taxpayer’s ID) #60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. ("Bradesco") acknowledged the complaint offered by the Federal Public Prosecutor, and received by the Federal Judge of the 10th Federal Court of the Judiciary Section of the Federal District, concerning the members of its Management.

Bradesco explains that this is a preliminary judgment, due to the arguments put forward exclusively by the Federal Public Prosecutor, and it reiterates that no statutory or legal irregularity or breach was practiced by its Directors, which will be fully proved during the preliminary instructions for the prosecution.

Cidade de Deus, Osasco, SP, July 28, 2016

Banco Bradesco S.A.

Moacir Nachbar Junior

Executive Managing Officer

Should  you  have  any  questions  or  require  further  information,  please  contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br;

Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br; or

Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 28, 2016

BANCO BRADESCO S.A.

By:	/S/ Moacir Nachbar Junior
Moacir Nachbar Junior Executive Managing Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.